Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

The following letter was posted on the Barclays Group intranet on May 29, 2007.

Dear Colleague: Consortium publishes proposed offer for ABN AMRO

Tuesday, 29 May 2007

Dear Colleague

The consortium of banks (comprising the Royal Bank of Scotland, Fortis and Santander) has published its proposed offer for ABN AMRO this morning.

We will be reviewing the detail of this. There will, I’m sure, be a lot of press and media coverage.

The purpose of this short letter is to say that there is nothing surprising in today’s development, and once I’ve had the opportunity of looking at it carefully, I’ll write to you again.

John

John Varley

Group Chief Executive

Other Information

This filing shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Such persons should inform themselves about and observe any applicable requirements.

The offer will not be made, directly or indirectly, in any Restricted Jurisdiction unless by means of lawful prior registration or qualification under the applicable laws of the Restricted Jurisdiction, or under an exemption from such requirements including, in the case of the US, except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in, into or from such Restricted Jurisdiction. Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail or send it in, into or from any Restricted Jurisdiction, and so doing may render any purported acceptance of the offer invalid.

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays expects it will file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, once they are filed with the SEC.

Forward Looking Statements

This filing contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com, respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.